UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-41731

Fidelis Insurance Holdings Limited

(Translation of registrant’s name into English)

Waterloo House,

100 Pitts Bay Road,

Pembroke,

Bermuda, HM08

+1 441 279 2500

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 29, 2023, Fidelis Insurance Holdings Limited (the “Company”) issued a press release announcing the pricing of its initial public offering of its common shares (the “Offering”) and on July 3, 2023, the Company issued a press release announcing the closing of the Offering (together, the “Press Releases”). The Press Releases are filed as Exhibits 99.1 and 99.2 hereto and are incorporated herein by reference.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release issued by Fidelis Insurance Holdings Limited on June 29, 2023

99.2	Press Release issued by Fidelis Insurance Holdings Limited on July 3, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fidelis Insurance Holdings Limited

By	/s/ Daniel Burrows
Name:	Daniel Burrows
Title:	Group Chief Executive Officer

Dated: July 12, 2023